PARAMOUNT ENERGY TRUST

BONUS RIGHTS PLAN

This document sets out the terms and conditions of the Bonus Rights Plan (the “Plan”) of Paramount Energy Trust (“PET”).

1.

The purpose of the Plan is to provide a combination of short term and long term incentives for officers, employees and direct and indirect service providers (collectively, “Service Providers”) of PET and its subsidiaries and affiliates from time to time as part of a Service Provider’s bonus compensation for services provided during the preceding calendar year (“Service Year”).  At the discretion of the board of directors of Paramount Energy Operating Corp. or a committee of the board of directors (the “Administrator”), the Administrator may issue rights (“Bonus Rights”) to purchase PET trust units (“Trust Units”) at a price of $0.01 per Trust Unit (the “Exercise Price”) on a one for one basis.  The number of Bonus Rights (whether exercisable hereunder or not) of a Service Provider will be increased on a dollar for dollar basis by the amount of any monthly distributions which would have accumulated to the Service Provider if the Bonus Rights were Trust Units enrolled in PET’s Distribution Reinvestment and Optional Trust Unit Purchase Plan during the period held by the Service Provider up to and including the date of delivery of an exercise notice by a Service Provider with respect to such Bonus Rights.  The Plan shall come into effect on March 14, 2006, subject to the approval of PET’s unitholders and the Toronto Stock Exchange (the “TSX”) and any revisions or amendments thereof as may be required from time to time by the TSX.

2.

The aggregate maximum number of Trust Units issuable under the Plan together with securities granted under any other security based compensation plan shall be a “rolling” maximum equal to 10 per cent (10%) of the outstanding Trust Units at the date of grant.  Any increase in the issued and outstanding Trust Units will result in an increase in the number of Trust Units available under the Plan and any exercises of Bonus Rights will make new grants available under the Plan.

3.

The Plan will be administered by the Administrator  which shall from time to time at its sole discretion determine the Service Providers who shall participate under the Plan, the numbers of Bonus Rights to be granted to such Service Providers and the terms of vesting of such Bonus Rights, if any, provided that:

(a)

the aggregate number of Bonus Rights granted to any one Service Provider under this Plan together with securities granted under any other securities based compensation plans of PET shall not exceed 5 per cent (5%) of the issued and outstanding Trust Units at the date of grant;

(b)

the aggregate number of Trust Units which may be reserved for issuance to “insiders” (as such term is referred to in the policies of the TSX) under the Plan together with securities granted under any other securities based compensation plans of PET shall not exceed ten per cent (10%) of the issued and outstanding Trust Units at the date of grant; and

(c)

during any one-year period, the Administrator shall not issue to such insiders a number of Trust Units under the Plan together with securities granted under any other securities based compensation plans exceeding ten percent (10%) of the outstanding Trust Units of PET, or to any one insider and such insider’s associates, a number of Trust Units exceeding five percent (5%) of the outstanding Trust Units of PET.

4.

Bonus Rights granted under the Plan may not be transferred or assigned.

5.

The Plan and certain amendments to the Plan are subject to the approvals of the TSX and the Unitholders and no Bonus Rights which have been granted prior to the receipt of such approvals may be exercised until such approvals have been received.

6.

Subject to the restrictions on exercise set out in paragraph 5 above and paragraphs 8 and 9 below, Bonus Rights granted under the Plan may be exercised during a period (the “Exercise Period”) not exceeding three (3) years from the date upon which the Bonus Rights were granted (the “Grant Date”).  Bonus Rights will vest on the following schedule:

(a)

one third will vest on the Grant Date;

(b)

one third will vest on the first anniversary  of the Grant Date; and

(c)

one third will vest on the second anniversary of the Grant Date.

At the expiration of the Exercise Period, any Bonus Rights which have not been exercised shall expire and become null and void.

7.

Trust Units or Cash Payments (defined below) delivered to a Service Provider pursuant to exercised Bonus Rights will be delivered to the Service Provider within 5 days of the exercise date and in any event no later than December 30 of the year that is three (3) years after the Service Year.

8.

Upon any holder of Bonus Rights ceasing to be a Service Provider for any reason whatsoever during the Exercise Period, other than the death of such holder, all Bonus Rights which have not vested at such date shall terminate and become null and void, and such holder of Bonus Rights shall have until the earlier of

(a)

thirty (30) days from the date that such holder ceased to be a Service Provider or

(b)

the end of the Exercise Period

to exercise the vested Bonus Rights and at the expiration of such time, all vested Bonus Rights which have not been exercised shall terminate and become null and void; provided, however, that upon the termination of an employee for cause, the Administrator may, in its sole discretion, determine that all vested Bonus Rights which have not been exercised shall immediately terminate and become null and void.

For the purposes of the Plan, the date of termination of a Service Provider shall be the date on which notice is given in writing to such Service Provider by the Administrator of his termination or of the acceptance of his resignation.  Such date shall not be effected by any notice period required at law or otherwise.

9.

Upon the death of any individual holder of Bonus Rights during the Exercise Period, all Bonus Rights which have not vested at such date shall terminate and become null and void, and the executor, administrator or personal representative of such holder of Bonus Rights shall have until the earlier of:

(a)

six (6) months from the date of the death of such holder or

(b)

the end of the Exercise Period

to exercise the vested Bonus Rights.  All vested Bonus Rights which have not been exercised shall terminate and become null and void.

10.

Bonus Rights granted under this Plan shall be exercisable by a holder by delivering written notice to the Administrator specifying the number of Bonus Rights being exercised accompanied by payment in full of the Exercise Price.  Upon receipt of such notice made in accordance with the terms and conditions of the Plan, PET shall cause to be issued and delivered to such holder a certificate representing the Trust Units for which such Bonus Rights have been exercised.

11.

At the sole discretion of the Administrator, Bonus Rights may be fully satisfied by payment to the Service Provider of cash (“Cash Payment”) equal to the value of the exercised Bonus Rights calculated as the number of exercised Bonus Rights multiplied by the weighted average trading price of Trust Units on the TSX for the five trading days immediately preceding the exercise date or a combination of Cash Payment and Trust Units.

12.

In the event that during the Exercise Period of any Bonus Rights granted under the Plan there is a consolidation, subdivision, re-division or change of the Trust Units into a greater or lesser number of Trust Units, outstanding Bonus Rights shall be amended to be for such greater or lesser number of Trust Units as would have resulted if the Trust Units represented by such Bonus Rights had been issued and outstanding at the date of such consolidation, subdivision, re-division or change.  Despite such an amendment to the number of Bonus Rights, there will be no adjustment to the Exercise Price.

13.

At the sole discretion of the board of directors of Paramount Energy Operating Corp., vesting of Bonus Rights may be accelerated and all unexercised Bonus Rights may be exercised within the Exercise Period upon the effective date of a change of control of PET or its subsidiaries and affiliates.  For purposes of this agreement, a “change of control” shall be deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control to PET or its subsidiaries and affiliates:

(a)

the issuance to or acquisition by any person, or group of persons acting in concert excluding officers, directors or other insiders of PET or its subsidiaries and affiliates, of Trust Units which in the aggregate total 20% or more of the then outstanding issued Trust Units, as the case may be or

(b)

an Offer, as defined in the Trust Indenture of PET dated June 28, 2002, as amended, is made for the acquisition of Trust Units and the Offeror, as defined in the Trust Indenture, has taken up and paid for Trust Units pursuant to the Offer such that the Offeror holds, together with Trust Units already held by the Offeror, in the aggregate 20% or more of the then outstanding Trust Units.

14.

The holding of Bonus Rights shall not, in and of themselves, entitle a holder to any voting rights as a Unitholder.

15.

Despite paragraph 5 of the Plan, the Administrator may amend the Plan and any issued Bonus Rights without approvals from the TSX and Unitholders with respect to the following matters:

(a)

amendments of a housekeeping nature,

(b)

a change to the vesting provisions of a security or plan,

(c)

a change to the termination provisions of a Bonus Right granted pursuant to the Plan which does not entail an extension beyond the original expiry date of such Bonus Right, and

(d)

the amendment of provisions that would subject the holder of Bonus Rights to unfavourable tax treatment under the Income Tax Act (Canada) or other applicable tax laws.